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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

        ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Aventis on April 16, 2004 and amended on April 19, April 20 and April 22, 2004. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3(b) is hereby amended and supplemented by adding the following hereto:

The information set forth in Exhibit (a)(2)(xxv) is incorporated herein by reference.
The information set forth in Exhibit (a)(2)(xxvi) is incorporated herein by reference.
The information set forth in Exhibit (e)(24) is incorporated herein by reference.
The information set forth in Exhibit (e)(25) is incorporated herein by reference.

On April 25, 2004, Sanofi proposed an improvement to its offer (in its final form, the "Improved Offer"). Following several rounds of negotiations, Sanofi offered (i) 0.8333 of a newly-issued Sanofi ordinary share, and €20 in cash, without interest, for each Ordinary Share tendered, and (ii) 1.6667 newly-issued Sanofi American depository shares, and €20 in cash, without interest, for each ADS tendered. After confirming that Novartis did not intend to submit a bid for the Supervisory Board's consideration, the Supervisory Board met to consider Sanofi's Improved Offer.

The Supervisory Board determined that: (i) the terms of the Improved Offer reflected a substantial increase in the premium offered to Aventis shareholders in line with comparable transactions and other valuation methods; (ii) compared to Sanofi's initial offer, the revised exchange ratio reflected adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group; (iii) the agreed upon governance rules and contemplated integration processes should allow a smooth and quick integration between the two companies; (iv) the status of the review by, and negotiation with, the antitrust authorities in Europe and the United States, was such that the commitments to secure approval should not significantly impact the growth profile of the combined group; and (v) while the impact would be significant if the risk of losing the Plavix litigation was to materialize, Sanofi was representing that the disclosure in its Registration Statement on Form F-4 regarding the Plavix litigation is true and correct in all material respects and that there were no material omissions from that disclosure that made such disclosure misleading in any material respects.

Based on the foregoing, the Supervisory Board concluded that Sanofi's Improved Offer was in the interest of Aventis, its shareholders, and employees and, therefore, recommended that Aventis' shareholders tender their Aventis shares in the Improved Offer.

The Supervisory Board's recommendation was based on a majority consisting of 13 out of the 16 members present or represented, with 2 votes against and Ms. Razzouqi abstaining.

Following the meeting of the Supervisory Board, Aventis and Sanofi entered into an agreement providing for the terms of Sanofi's revised offer and certain other letter (the "Agreement"). A copy of the Agreement is set out as Exhibit (e)(24) hereto.

Pursuant to the Agreement, Sanofi agreed to increase its offer to 0.8333 of a newly issued Sanofi ordinary share and €20 in cash, without interest, for each Aventis share tendered.

Under the Agreement, the revised offers will have the same mix and match election features as in the original offers adjusted for the increased consideration with the stock portion representing 71% and the cash portion representing 29% of the consideration offered, the all stock component representing 1.1739 newly issued Sanofi ordinary shares for each Aventis ordinary share tendered and the all cash component representing €68.93 in cash, without interest, for each Aventis ordinary share tendered. The reduction principles applying to Sanofi's initial offer will apply in the same manner to the Improved Offer.

Sanofi also agreed not to decrease the minimum tender condition in the revised offers or in any subsequent recommended offer, not to include an antitrust condition in the revised offers and to file the necessary documentation for the revised offers with the appropriate regulatory authorities as promptly as practicable.

The Agreement also provides the following:

  •
  the name of the new group will be Sanofi-Aventis;

  •
  the board of directors will comprise 17 members including (i) 8 members selected by the Aventis Supervisory Board, including the Vice-Chairman of the Board, who shall be a German representative (ii) 8 members selected by the Sanofi board of directors and (iii) the Chairman and CEO, Mr. Jean-François Dehecq;

  •
  the board of directors of the combined group will appoint 4 committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi;

  •
  an integration committee consisting of an equal number of persons selected from Aventis and Sanofi plus Mr. Jean-François Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group based on a "best of the best" principle;

  •
  a comité de direction shall include an equal number of persons selected from Aventis and Sanofi plus Mr. Jean-François Dehecq as Chairman;

  •
  Aventis will not solicit, initiate or encourage any competing offer;

  •
  Pending, completion of the revised offers, Sanofi and Aventis will in general conduct their businesses in the ordinary and usual course;

  •
  Aventis will withdraw with prejudice the litigation pending against the AMF and/or Sanofi in connection with the offers; and

  •
  Aventis will reschedule its Annual General Meeting and remove the resolutions on the Plavix warrants and the limitation of voting rights from the agenda.

In addition, under the Agreement, for 18 months following successful completion of the revised offers, Sanofi will permit the Aventis employees who are members of the Aventis Management Board or the Aventis Operations Management Committee (a total of 12 people, not including Mr. Igor Landau) and whose employment is terminated (including if they decide to leave for professional dissatisfaction, but excluding termination for wilful misconduct) to receive the compensation specified in their existing written termination packages, and Sanofi will not contest the termination packages. Aventis represented that, to its best knowledge, such termination packages have been approved in accordance with applicable law. For 12 months following expiration of the revised offers, Sanofi shall maintain Aventis' existing severance policies. Finally, Sanofi will treat Aventis stock options in general in a manner that preserves their economic value for their holders and enables the holders not to be affected by the revised offers and to benefit from their terms once the stock options become exercisable, without undue cost to the holders, Sanofi or Aventis.

Sanofi also sent a letter agreement to Mr. Igor Landau setting out Sanofi's commitment to honor Mr. Landau's compensation agreements with Aventis and arrangements with respect to Mr. Landau's retirement from Aventis and his role in the combined company. A copy of the agreement with Mr. Landau is set out in Exhibit (e)(25) hereto.

Aventis also received confirmation that Total and L'Oreal would vote in favor of the required share increase to Sanofi's share capital as well as in favor of the change to Sanofi's name and Sanofi's Board of Directors as contemplated by the Agreement.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented by adding the following hereto:

The information set forth in Exhibit (a)(2)(xxvi) is incorporated herein by reference.

The Supervisory Board of Aventis convened on April 25, 2004, with Mr. Jürgen Dormann chairing the meeting. All members of the Supervisory Board were present or represented.

The Supervisory Board took note of the terms of Sanofi's Improved Offer.

The Supervisory Board also took note of the fact that concurrently with the Improved Offer, Sanofi had irrevocably undertaken to file a corresponding revised offer in Germany with the Bundesanstalt für Finanzdienstleistungsaufsicht, and a corresponding revised offer in the United States with the Securities and Exchange Commission.

The Supervisory Board noted that, with the exception of the antitrust condition—which Sanofi has undertaken to withdraw—the Improved Offer will be subject to the same conditions than that of the offer filed by Sanofi on January 26, 2004:

•
minimum tender of 50% of Aventis' share capital and voting rights, plus one share, on a fully-diluted basis; and

•
approval at an extraordinary shareholders meeting of Sanofi of the resolutions necessary for the issuance of Sanofi shares to be issued to Aventis shareholders pursuant to the Improved Offer, the Supervisory Board acknowledged that Total and L'Oréal have undertaken to vote in favor of such issuance.

The Supervisory Board also took note of the terms of a proposed Agreement between Sanofi and Aventis containing, in particular, the principles according to which the combined Aventis/Sanofi group will operate and function:

•
the name of the new group will be Sanofi-Aventis;

•
the board of directors will comprise 17 members including (i) 8 members selected by the Aventis Supervisory Board, including the Vice-Chairman of the Board, who shall be a German representative (ii) 8 members selected by the Sanofi board of directors and (iii) the Chairman and CEO, Mr. Jean-François Dehecq;

•
the board of directors of the combined group will appoint 4 committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi;

•
an integration committee consisting of an equal number of persons selected from Aventis and Sanofi plus Mr. Jean-François Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group based on a "best of the best" principle;

•
a comité de direction shall include an equal number of persons selected from Aventis and Sanofi plus Mr. Jean-François Dehecq as Chairman; and

•
the strong Franco-German heritage of Aventis and the key nature of the German assets, and especially the manufacturing and research facilities located in Frankfurt Germany, are expressly acknowledged.

The Supervisory Board also noted that pursuant to such Agreement, Aventis will withdraw all claims against Sanofi and/or the Autorité des marchés financiers in connection with Sanofi's offers and will announce its decision not to put to the vote of its shareholders the resolutions relating to (i) the issuance of Plavix warrants, and (ii) the limitation of voting rights.

The Supervisory Board also noted that discussions took place between representatives of Aventis and representatives of Novartis regarding a potential combination and that, to date, Novartis had not submitted any offer to Aventis.

On the basis of the foregoing, the Supervisory Board, after having duly deliberated, and in accordance with Article 12 of the Règlement 2002-04 of the Commission des Opérations de Bourse, made the following determination regarding the terms of Sanofi's Improved Offer and its consequences on Aventis, its shareholders and its employees.

The Supervisory Board determined that:

•
the terms of the Improved Offer reflected a substantial increase in the premium offered to Aventis shareholders in line with comparable transactions and other valuation methods;

•
compared to Sanofi's initial offer, the revised exchange ratio reflected adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group;

•
the governance rules and contemplated integration processes, as defined in the proposed Agreement, should allow a smooth and quick integration between the two companies;

•
the status of the review by, and negotiation with, the antitrust authorities in Europe and in the United States, was such that the commitments to secure approval should not significantly impact the growth profile of the combined group; and

•
while acknowledging that, if the risk of losing the Plavix litigation were to materialise, the effect could be significant, the Supervisory Board noted that Sanofi was representing in the Agreement that the disclosure in its Registration Statements on Form F-4 regarding the Plavix litigation was true and correct in all material respects and that there were no material omissions from that disclosure that made such disclosure misleading in any material respects.

The Supervisory Board noted the oral opinions of Goldman Sachs International Ltd, Morgan Stanley & Co Ltd and Rothschild & Cie that the consideration offered by Sanofi in the Improved Offer was fair from a financial point of view.

Based on the foregoing, the Supervisory Board concluded that Sanofi's Improved Offer is in the interest of the Company, its shareholders and employees and, therefore, authorized the Management Board to execute the Agreement with Sanofi and recommended that Aventis' shareholders tender their Aventis shares in the Improved Offer.

The Supervisory Board's recommendation was based on a majority consisting of 13 out of the 16 members present or represented, with 2 votes against and Ms. Razzouqi abstaining.

The Supervisory Board resolved that the legally-available treasury shares held by the company and its subsidiaries will be tendered in the Improved Offer, and gave authority to the Chairman of the Management Board to finalize and sign the note d'information in response.

Those members of the Supervisory Board recommending the Improved Offer (and therefore not the above-mentioned two members or Ms. Razzouqi) have indicated their intention to tender their own securities into the Improved Offer.

Item 7. Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and supplemented by adding the following hereto:

The information set forth in the April 26, 2004 amendment to Item 3(b) is incorporated by reference herein.

On April 25, 2004, Sanofi proposed to increase its offer. Following several rounds of negotiations, Sanofi and Aventis entered into an agreement pursuant to which Sanofi agreed to offer (i) 0.8333 of a newly-issued Sanofi ordinary share, and €20 in cash, without interest, for each Ordinary Share tendered, and (ii) 1.6667 newly-issued Sanofi American depository shares, and €20 in cash, without interest, for each ADS tendered.

As previously disclosed, Aventis had also been engaged in negotiations with Novartis. During the course of the negotiations with Novartis, Aventis invited Novartis to submit an offer for consideration by the Supervisory Board at the same time the Supervisory Board considered Sanofi's revised offer. Novartis indicated that it would not be prepared to submit an offer unless the Supervisory Board first rejected Sanofi's revised offer. No offer was received from Novartis.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(2)(xxv)	Press Release issued by Aventis on April 26, 2004.
(a)(2)(xxvi)	Recommendation of Aventis Supervisory Board.
(e)(24)	Agreement, dated April 25, 2004, between Sanofi-Synthelabo and Aventis.
(e)(25)	Letter, dated April 25, 2004, from Jean-Francois Dehecq to Igor Landau.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2004

AVENTIS

By:	/s/ IGOR LANDAU
Name:	Igor Landau
Title:	Chairman of the Management Board

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